SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS
GEOFFREY CHAN *	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
ANDREW L. FOSTER *	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
BRADLEY A. KLEIN ˜		HOUSTON
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	LOS ANGELES
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	NEW YORK
HAIPING LI *	www.skadden.com	PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
PALOMA P. WANG
♦ (ALSO ADMITTED IN ENGLAND & WALES)		BEIJING
˜ (ALSO ADMITTED IN ILLINOIS)		BRUSSELS
* (ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYER		MOSCOW
Z. JULIE GAO (CALIFORNIA)		MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
	July 25, 2019	TORONTO

VIA EDGAR

Mr. Gus Rodriguez, Accounting Branch Chief

Mr. David Irving, Staff Accountant

Mr. Michael Clampitt, Senior Counsel

Mr. Christopher Dunham, Staff Attorney

Division of Corporation Finance
Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                9F Inc. (CIK No. 0001619544)

Response to the Staff’s Comments on Amendment No. 6 to Draft Registration Statement on Form F-1 Confidentially Submitted on July 2, 2019

Dear Mr. Rodriguez, Mr. Irving, Mr. Clampitt and Mr. Dunham:

On behalf of our client, 9F Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 11, 2019.

Concurrently with the submission of this letter, the Company is filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on July 2, 2019.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Comments in Letter Dated July 11, 2019

Cover Page

1.                                      We note your revisions that your authorized share capital will be divided into Class A and Class B ordinary shares immediately before your offering and that Class B ordinary shares will have different voting rights than Class A ordinary shares. In order to briefly describe the securities being offered please revise your prospectus cover page to compare the voting rights of both classes of ordinary shares. Please also quantify Mr. Sun’s voting power after your offering, if material. Refer to Item 501(b)(2) of Regulation S-K for guidance.

In response to the Staff’s comment, the Company has revised the referenced disclosure on cover page of the Registration Statement.

Prospectus Summary, page 1

2.                                      Please revise your Prospectus Summary to outline the terms of your dual-class share structure and disclose the material implications therefrom. For example, please disclose that Class B holders will have a greater ability to influence corporate governance matters, such as electing directors and approving material mergers, acquisitions or other business combination transactions, and that Class B holders may take actions that are not in the best interest of your company or your other shareholders, such as investors in this offering. Please also disclose whether you will be a controlled company following this offering under the applicable listing standard and if you will be eligible to rely on any exceptions to this definition. Please further disclose, if true, that Mr. Sun and/or the holders of your Class B ordinary shares in aggregate will have the ability to control the outcome of all corporate governance matters so long as they retain a minority position of your total outstanding share capital in Class B shares, quantifying this minimum percentage. Refer to Instruction to paragraph 503(a) of Regulation S-K for guidance.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 9, 10, 11, 12, 56, 57, 90, 91, 92 and 106 of the Registration Statement.

Description of Share Capital, page 244

3.                                      Please revise this section to reflect your revisions elsewhere, including on page 16, that immediately prior to the completion of your offering you will re-designate your existing ordinary shares as Class B ordinary shares and your outstanding preferred shares as Class A ordinary shares. Please also disclose whether the Class B shares are transferable and address the material implications for holders of Class A ordinary shares, including investors in this offering.

In response to the Staff’s comment, the Company has revised the referenced disclosure on cover page, pages 17, 56, 57 and 249 of the Registration Statement.

4.                                      Please revise to address all material implications for investors from your proposed dual-class structure of your ordinary shares, for example, the ability to request a meeting of shareholders or to constitute a quorum at such a meeting.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 9, 10, 56, 57 and 106 of the Registration Statement.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Elsie Zhou, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Lei Sun, Chairman of the Board of Directors and CEO, 9F Inc.

Yanjun Lin, CFO and Director, 9F Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP